                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

     For the fiscal year ended December 31, 1996

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934




                         COMMISSION FILE NUMBER 1-4821



                              PITTWAY CORPORATION
                   BLUE CHIP PROFIT SHARING AND SAVINGS PLAN
                            (Full title of the Plan)



                              PITTWAY CORPORATION
         (Name of Issuer of the Securities Held Pursuant to the Plan)




                        200 S. Wacker Drive, Suite 700
                         Chicago, Illinois 60606-5802
               (Address of Issuer's Principal Executive Office)

	REQUIRED INFORMATION




                                                                   Page

(a)  Financial Statements - financial statements                   3-17
     required to be filed are listed in the
     Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Signatures                                                      18

(c)  Exhibit:

     Number        Description

       23          Consent of Independent Accountants                19

                             PITTWAY CORPORATION
                           BLUE CHIP PROFIT SHARING
                               AND SAVINGS PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 and 1995

                             PITTWAY CORPORATION
                  BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                        INDEX TO FINANCIAL STATEMENTS



Title                                                              Page

Report of independent accountants                                    5

Financial Statements:

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1996                   6

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1995                   7

     Statement of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1996                                        8

     Statements of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1995                                        9

     Notes to Financial Statements                               10-15

Supplemental schedules:
     Item 27a - Schedule of Assets held for Investment
      Purposes at December 31, 1996                                 16

     Item 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1996                          17


Note: All other schedules of additional financial information required by section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the
Administrative Committee of the
Pittway Corporation Blue Chip
Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pittway Corporation Blue Chip Profit Sharing and Savings Plan at December 31, 1996 and 1995, and the changes in the net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP


Chicago, Illinois
June 20, 1997
5

PITTWAY CORPORATION
BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
AT DECEMBER 31, 1996


                                Fidelity                  Fidelity     Fidelity   Fidelity    Fidelity     Fidelity
                               Diversified    Fidelity     Growth &      Market   Emerging     Money       Managed
                              International   Magellan     Income        Index     Growth      Market      Income
                                  Fund          Fund        Fund         Fund       Fund        Fund        Fund
           ASSETS
Investments                      $1,082,637  $26,893,927  $17,708,679  $596,169  $1,361,302  $16,365,830  $3,710,371
Participant loans                     -           -            -           -          -           -           -
Dividends and interest
 receivable                           -           -            -           -          -           -           -

Contributions receivable:
 From participating employees           869       15,808       11,788       598       1,575        9,778       2,444
 From employer                          294        6,298        4,241       252         546        3,863         945
Net assets available
 for benefits                    $1,083,800  $26,916,033  $17,724,708  $597,019  $1,363,423  $16,379,471  $3,713,760



                                AptarGroup    Pittway
                                   Stock       Stock     Participant
                                   Fund        Fund         Loans         Total
           ASSETS
Investments                      $1,973,496  $27,429,823       -       $97,122,234
Participant loans                     -            -      $2,297,273     2,297,273
Dividends and interest
 receivable                           -           44,587       -            44,587

Contributions receivable:
 From participating employees         -           11,462       -            54,322
 From employer                        -            4,555       -            20,994
Net assets available
 for benefits                    $1,973,496  $27,490,427  $2,297,273   $99,539,410






The accompanying notes are an integral part of this statement.

















6

PITTWAY CORPORATION
BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
AT DECEMBER 31, 1995


                                           Fidelity    Fidelity     Fidelity
                               Fidelity     Growth &     Money       Managed     AptarGroup    Pittway
                               Magellan      Income      Market       Income       Stock        Stock     Participant
                                 Fund         Fund        Fund         Fund         Fund        Fund        Loans        Total
           ASSETS
Investments                   $29,293,740  $11,234,402  $17,596,508  $3,427,981  $2,345,262  $18,079,480       -      $81,977,373
Participant loans                  -            -            -           -            -           -       $1,649,742    1,649,742
Dividends and interest
 receivable                        -            -            -           -            -           33,804       -           33,804

Contributions receivable:
 From participating employees       5,961        2,910        3,256         912       -            2,689       -           15,728
 From employer                      1,907          865        1,128         278       -              880       -            5,058
Net assets available
 for benefits                 $29,301,608  $11,238,177  $17,600,892  $3,429,171  $2,345,262  $18,116,853  $1,649,742  $83,681,705



                                 The accompanying notes are an integral part of this statement.






7

   PITTWAY CORPORATION
   BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
   FOR THE YEAR ENDED DECEMBER 31, 1996


                               Fidelity                   Fidelity    Fidelity     Fidelity      Fidelity     Fidelity
                              Diversified    Fidelity     Growth &     Market      Emerging       Money        Managed
                             International   Magellan      Income      Index        Growth        Market       Income
                                 Fund          Fund         Fund        Fund         Fund         Fund          Fund
Contributions:
 From participating employees $   92,662   $ 2,844,554  $ 1,858,389   $ 43,903   $  140,543   $ 1,728,443   $  441,999
 From employer                    15,867       902,747      545,191     14,705       31,357       513,437      129,705
                                 108,529     3,747,301    2,403,580     58,608      171,900     2,241,880      571,704

Income from investments:
 Dividends and interest           35,160     4,497,428      829,886      6,534       16,366       838,735      176,506
 Net appreciation
  (depreciation) in market
  value of investments            38,515    (1,541,004)   1,845,079     42,414       34,713         -            -

Benefits paid to participants     (1,478)   (1,758,211)  (1,347,635)   (11,237)        (151)   (2,161,224)    (390,193)
Transfers between funds, net     903,074    (7,331,089)   2,755,621    500,700    1,140,595    (2,140,812)     (73,428)

Net increase (decrease) in
 net assets available for
 benefits for the period       1,083,800    (2,385,575)   6,486,531    597,019    1,363,423    (1,221,421)     284,589
Net assets available for
 benefits, beginning of
 the period                        -        29,301,608   11,238,177       -           -        17,600,892    3,429,171
Net assets available for
 benefits, end of the
 period                       $1,083,800   $26,916,033  $17,724,708   $597,019   $1,363,423   $16,379,471   $3,713,760




                                AptarGroup     Pittway
                                  Stock         Stock     Participant
                                   Fund         Fund        Loans         Total
Contributions:
 From participating employees      -       $ 1,838,674        -       $ 8,989,167
 From employer                     -           604,760        -         2,757,769
                                   -         2,443,434        -        11,746,936

Income from investments:
 Dividends and interest       $   16,480       168,450   $  147,215     6,732,760
 Net appreciation
  (depreciation) in market
  value of investments          (130,224)    4,145,382        -         4,434,875

Benefits paid to participants    (94,198)   (1,148,101)    (144,438)   (7,056,866)
Transfers between funds, net    (163,824)    3,764,409      644,754         -

Net increase (decrease) in
 net assets available for
 benefits for the period        (371,766)    9,373,574      647,531    15,857,705
Net assets available for
 benefits, beginning of
 the period                    2,345,262    18,116,853    1,649,742    83,681,705
Net assets available for
 benefits, end of the
 period                       $1,973,496   $27,490,427   $2,297,273   $99,539,410





The accompanying notes are an integral part of this statement.









8

BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
FOR THE YEAR ENDED DECEMBER 31, 1995

                                            Fidelity     Fidelity    Fidelity
                               Fidelity     Growth &      Money       Managed    AptarGroup    Pittway
                               Magellan      Income       Market       Income      Stock        Stock     Participant
                                 Fund         Fund         Fund         Fund        Fund        Fund        Loans       Total
Contributions:
 From participating employees $ 2,931,575  $ 1,385,637  $ 1,773,819  $  589,206       -      $ 1,319,096       -     $ 7,999,333
 From employer                    918,205      398,248      584,843     122,219       -          427,273       -       2,450,788
                                3,849,780    1,783,885    2,358,662     711,425       -        1,746,369       -      10,450,121

Income from investments:
 Dividends and interest         1,674,556      485,173      888,970     176,053  $   23,473      133,637  $  109,105   3,490,967
 Net appreciation in market
  value of investments          5,958,431    1,951,545         -           -        544,503    7,430,981        -     15,885,460
Benefits paid to participants  (1,324,554)    (339,111)    (966,202)   (425,310)   (134,407)    (473,842)    (18,880) (3,682,306)
Transfers between funds, net   (1,811,018)   1,369,453      463,333     467,511    (336,791)    (483,354)    330,866        -

Net increase in net assets
 available for benefits for
 the period                     8,347,195    5,250,945    2,744,763     929,679      96,778    8,353,791     421,091  26,144,242
Net assets available for
 benefits, beginning of
 the period                    20,954,413    5,987,232   14,856,129   2,499,492   2,248,484    9,763,062   1,228,651  57,537,463
Net assets available for
 benefits, end of
 the period                   $29,301,608  $11,238,177  $17,600,892  $3,429,171  $2,345,262  $18,116,853  $1,649,742 $83,681,705

The accompanying notes are an integral part of this statement.

9

PITTWAY CORPORATION
                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN:

The Pittway Corporation Blue Chip Profit Sharing and Savings Plan (the "Plan") covers eligible full-time employees of Pittway Corporation and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company.

An employee becomes eligible to participate on the first day of each calendar quarter after the completion of one year of service. Participation is elected by authorizing employee earnings contributions to the plan. Contributions could be of not less than 1 percent and not more than 15 percent of earnings (subject to Internal Revenue Service limitations). Participants' earnings are generally defined as total compensation for services rendered to a participating Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually for each separate participating Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

The investment funds available to participants are the Pittway Stock Fund, Fidelity Magellan Fund, Fidelity Money Market Fund, the Fidelity Growth and Income Fund, and the Fidelity Managed Income Fund. In addition, three funds, the Fidelity Market Index Fund, the Fidelity Emerging Growth Fund and the Fidelity Diversified International Fund, were added in June 1996. In April 1993, the AptarGroup Stock Fund was established when the Company spun off its Seaquist Group into a separate company called AptarGroup, Inc. and distributed one share of AptarGroup, Inc. common stock for each share of Pittway Class A Stock held. Any dividends paid on the AptarGroup Stock
Fund are transferred and reinvested in the Pittway Stock Fund.

A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Forfeitures of nonvested amounts occur when a participant terminates employment for any reason other than retirement after age 65, death, or disability. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. Forfeited amounts are used to reduce future contributions of the Employer.

Fidelity Management Trust Company is the trustee of the plan investments in the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Money Market Fund, Fidelity Managed Income Fund, Fidelity Market Index Fund, Fidelity Emerging Growth Fund and Fidelity Diversified International Fund. Effective October 1, 1996, The Northern Trust Company became the trustee of the plan investments in the AptarGroup Stock Fund and the Pittway Stock Fund. Prior to that date, CTC Illinois Trust Company, a subsidiary of The Bank of New York Company, Inc., was the trustee of these investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The AptarGroup Stock Fund and Pittway Stock Fund invest in shares of AptarGroup, Inc. common stock and Pittway Corporation Class A stock, respectively. The Fidelity Magellan Fund is an open end mutual fund that invests in the stocks of both well-known and lesser-known foreign and domestic companies. The Fidelity Growth and Income Fund is an open end mutual fund that invests in common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities. The Fidelity Money Market Fund is an open end mutual fund that invests in obligations issued or guaranteed as to principal and interest by the U.S. Government. The Fidelity Managed Income Fund is a pooled investment fund that invests in high-quality, short and long-term investment contracts, bank investment contracts, short-term money market instruments and debt obligations issued by one institution and insured by another as to the payment of principal at maturity. The Fidelity Market Index Fund is an open end mutual fund that invests primarily in stocks that are included in the Standard & Poor's Index of 500 stocks and in other securities that are based on the value of the index.

The Fidelity Emerging Growth Fund is an open end mutual fund which invests in stocks of small and medium-sized developing companies. The Fidelity Diversified International Fund is an open end mutual fund which invests primarily in foreign stocks that are included in the Morgan & Stanley EAFE Index.

Investments in the AptarGroup Stock Fund and Pittway Stock Fund are valued at quoted market prices. Investments in the Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Market Index Fund, Fidelity Emerging Growth Fund and Fidelity Diversified International Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Money Market Fund and Fidelity Managed Income Fund are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates market value.

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The cost of securities sold is determined on an average cost basis. In accordance with regulatory requirements for the Plan's Form 5500, the cost of securities sold is determined based on the fund price at the beginning of the plan year. This treatment results in a difference in realized and unrealized appreciation or depreciation between the Plan's Form 5500 and the financial statements.

Participant loans

The Plan provides that a participant may, for reasons of financial hardship, borrow from the Plan an amount of at least $1,000 and not to exceed 50 percent of the participant's vested account balance. Each participant loan is evidenced by a note and is considered an investment of that participant's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 54 months.

Loan proceeds are withdrawn from the participant's account on a defined source and fund hierarchy. Loan repayments are applied to funds based on the most recent fund election percentage designated by the participant. This activity is reflected within net transfers between funds. All loan fees are paid by participants and netted against loan interest income.

Contributions

Employer and employee contributions are invested monthly directly in appropriate funds based on the most recent fund election percentage designated by the participant.

Benefit payment obligations

Benefit payment obligations to terminated employees at year-end are not presented as a liability in the Statements of Net Assets Available for Benefits or as benefit payments in the Statements of Changes in Net Assets Available for Benefits with Fund Information. This treatment results in a difference between the Plan's Form 5500 and the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

                                                       December 31,
                                                    1996           1995

Net assets available for benefits per the
 financial statements                           $99,539,410    $83,681,705
Amounts allocated to withdrawing
 participants                                      (156,418)      (430,996)
Net assets available for benefits
 per Form 5500                                  $99,382,992    $83,250,709

Trustee and administrative expenses

Expenses incurred in the administration of the Plan are paid by the Company.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Party-in-interest transactions consisted of loans made to participants and investments in the Pittway Stock Fund and AptarGroup Stock Fund. Stock in the Pittway Stock Fund is acquired on the open market at fair market value on the date purchased. Party-in-interest transactions also consist of the investments in the Fidelity Funds as Fidelity is the trustee of the plan.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Company has received a favorable determination from the Internal Revenue Service by letter dated May 22, 1995, that the Plan, as amended, is designed in accordance with section 401(a) of the Internal Revenue Code
(IRC).  The Trust has been determined to be exempt from taxation under
Section 501(a). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN:

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Employer contributions may be discontinued and the Company may terminate the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 6 - INVESTMENTS:

The cost and market value of investments at December 31, 1996 and 1995 were as follows:
                                                 Market       Number
1996                                  Cost        Value      of Shares
Fidelity Diversified Int'l Fund   $ 1,045,280  $ 1,082,637      73,602
Fidelity Magellan Fund             24,435,903   26,893,927     333,477
Fidelity Growth & Income Fund      14,670,432   17,708,679     576,267
Fidelity Market Index Fund            556,857      596,169      11,160
Fidelity Emerging Growth Fund       1,328,373    1,361,302      54,041
Fidelity Money Market Fund         16,365,830   16,365,830  16,365,830
Fidelity Managed Income Portfolio   3,710,371    3,710,371   3,710,371
AptarGroup, Inc. Common Stock         728,520    1,973,496      55,986
Pittway Corp. Class A Stock        14,189,064   27,429,823     512,707
                                  $77,030,630  $97,122,234

                                                 Market       Number
1995                                  Cost        Value      of Shares
Fidelity Magellan Fund            $24,506,821  $29,293,740     340,704
Fidelity Growth & Income Fund       9,490,752   11,234,402     415,320
Fidelity Money Market Fund         17,596,509   17,596,508  17,596,509
Fidelity Managed Income Portfolio   3,427,981    3,427,981   3,427,981
AptarGroup, Inc. Common Stock         824,268    2,345,262      62,749
Pittway Corp. Class A Stock         7,901,584   18,079,480     266,856
                                  $63,747,915  $81,977,373

The number of shares in the Pittway Stock fund were increased by 146,498 shares following a 3-for-2 stock split paid March 1, 1996.


                                          PITTWAY CORPORATION
                              BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          AT DECEMBER 31, 1996

                                             Par Value/                                          Interest
Security Description                            Share            Cost          Market Value        Rate
Fidelity Diversified International Fund *        73,602       $ 1,045,280        1,082,637

Fidelity Magellan Fund *                        333,477        24,435,903       26,893,927

Fidelity Growth & Income Fund *                 576,267        14,670,432       17,708,679

Fidelity Market Index Fund *                     11,160           556,857          596,169

Fidelity Emerging Growth Fund *                  54,041         1,328,373        1,361,302

Fidelity Money Market Fund *                 16,365,830        16,365,830       16,365,830

Fidelity Managed Income Portfolio *           3,710,371         3,710,371        3,710,371

AptarGroup, Inc. Common Stock *                  55,986           728,520        1,973,496

Pittway Corp. Class A Stock *                   512,707        14,189,064       27,429,823

Participant Loans *                               -             2,297,273        2,297,273      7.0% - 10.0%

Total Assets Held for Investment                              $79,327,903      $99,419,507


* Party-in-interest.


16

                                                     PITTWAY CORPORATION
                                           BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                             FOR THE YEAR ENDED DECEMBER 31, 1996


                                          	AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE
                                                                                               Current Value
                                                                                                of Asset on
                                    Number of      Purchase        Selling       Cost of        Transaction   Net Gain
Security Description              Transactions       Price          Price         Asset            Date       or (Loss)
Fidelity Magellan Fund: *
  Acquisitions                        208         $9,347,632                    $9,347,632     $ 9,347,632
  Dispositions                        176                       $10,330,728     $9,542,837     $10,330,728    $  787,891

Fidelity Growth & Income Fund: *
  Acquisitions                        200         $8,515,893                    $8,515,893     $ 8,515,893
  Dispositions                        117                       $ 3,886,695     $3,336,213     $ 3,886,695    $  550,482

Fidelity Money Market Fund: *
  Acquisitions                        166         $5,277,645                    $5,277,645     $ 5,277,645
  Dispositions                        162                        $6,508,323     $6,508,323     $ 6,508,323         -

Fidelity Managed Income Portfolio: *
  Acquisitions                        146         $2,683,796                    $2,683,796     $ 2,683,796
  Dispositions                        105                        $2,401,407     $2,401,407     $ 2,401,407         -

Pittway Corp. Class A Stock: *
  Acquisitions                        145         $8,913,270                    $8,913,270     $ 8,913,270
  Dispositions                         86                        $3,708,310     $2,625,791     $ 3,708,310    $1,082,519


* Party-in-interest.

17

                            SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



     PITTWAY CORPORATION BLUE CHIP
     PROFIT SHARING AND SAVINGS PLAN








     BY:  /s/ Paul R. Gauvreau
         Paul R. Gauvreau
         Member of Plan Administrative Committee


Date: June 27, 1997















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